Exhibit 99.2

Quhuo Announced the Unaudited Financial Results for the 2023H2 and Full Year: Second Growth Curve Broadens New Growth Space

•	Vehicle export service contracts for 3,000 units have been signed, of which over 1,900 units have been shipped and generated revenues of RMB 154.5 million.

•	SaaS+ services empowered housekeeping and accommodation solutions and other services, driving a significant increase in profitability.

BEIJING, China, April 3, 2024 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company”, “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and full year ended December 31, 2023, with significant financial results and successful identifying the company's second growth curve which were vehicle export solutions and SaaS+ services in 2023.

Remarkable Financial Performance with Four Consecutive Financial Reporting Periods of Positive EBITDA

In 2023, Quhuo's total revenue reached RMB 3.7 billion, with a gross profit of RMB 1.7 million. Adjusted net income achieved an increase of 64.7% year-over-year, amounting to RMB 5.5 million. Income before income tax for the year grew by 10.7% year-on-year to RMB 5.1 million. The Company achieved several positive metrics such as net income and income per share, along with positive EBITDA for four consecutive financial reporting periods.

Additionally, Quhuo's remarkable cost-control efforts were noteworthy. Cost of revenue decreased by 0.9%, and general and administrative costs decreased year-over-year by 13.7% to RMB184.3 million in 2023. R&D costs decreased by 1.3% to RMB 12.4 million during the full year, with a slight increase in the second half due to investment in SaaS+ services and a notable reduction of 7.2% in the first half year.

A Significant Breakthrough in the Vehicle Export Drove Rapid Growth in the Mobility Solutions

The vehicle export business, a new venture derived from mobility solutions, was officially launched in May 2023. Despite being operational for only seven months by the end of 2023, it achieved significant breakthroughs. Quhuo International exported approximately 1,900 used vehicles from China to countries and regions including Jordan, generating RMB 154.5 million in revenue in 2023.

The success of the used vehicle export business also propelled rapid growth in mobility solutions, with an increase of 239.6% year-on-year to RMB 175.3 million and 116.4% to RMB 233.8 million in 2023H2 and 2023 respectively.

The achievements of Quhuo International can be attributed to several factors. Firstly, there is a strong demand for new energy vehicles in overseas markets. Secondly, the rapid growth of China's used vehicle export industry, with exports exceeding 160,000 vehicles in 2023 according to customs data, indicates significant market potential.

Lastly and most importantly, Quhuo possesses unique advantages distinct from other used vehicle traders, such as accumulated experience and resources in technology and operations, a profound understanding of the used vehicle trading market and ecosystem, a nationwide network of diverse and abundant used vehicle sources, a vehicle refurbishment resource network comprising extensive maintenance and repair resources, and close cooperation with overseas distributors. These factors collectively establish Quhuo's competitive edge in the global used vehicle trading market, indicating vast prospects and development potential for this business.

Business Transformation Driven by SaaS+ Services, boosting Profitability in the Housekeeping and Accommodation Solutions

Another key engine of the second growth curve, SaaS empowerment, mainly focuses on housekeeping and accommodation solutions and other services. Beginning in the first half of 2023, after successful validation of the self-operated model, Quhuo tried transitioning the housekeeping and accommodation solutions to the SaaS+ service empowerment model.

Following six months of market validation, a comprehensive shift of housekeeping and accommodation solutions and other services to the SaaS+ empowerment model was witnessed during the second half of 2023. This transformation drove rapid growth in GMV of housekeeping and accommodation solutions to RMB514 million, a 53% increase compared to 2022.

Benefiting from the successful empowerment of SaaS+ services, the profitability of this business sector significantly improved, with gross profit increasing by 48.7% year-on-year, and gross profit margin rising significantly. Furthermore, the promotion of SaaS+ services led to significant cost reduction effects, with costs of revenue in housekeeping and accommodation solutions and other services declining by 35.5%, including a 53.4% reduction in accommodation service operating costs.

Leslie Yu, Founder, Chairman, and CEO of Quhuo, mentioned in the earnings conference call of 2023 that the company's three major business models have collectively built a comprehensive business framework with one cornerstone sector, namely fulfillment services, stabilizing the company's original revenue and profit. SaaS+ services and international vehicle trade, as leverage, will propel the company to achieve higher business growth opportunities, completely unlocking the company's upward growth space.

It is believed Quhuo will continuously innovate and aim for higher growth rates in new business areas while consolidating the advantages of its cornerstone business in such a business framework. While globally promoting its business, such as international trading and extending the on-demand delivery services into overseas market, Quhuo will bring more new opportunities to the job market, provide more choices and development opportunities for laborers domestically and abroad, promote employment growth, enhance labor market flexibility, and drive sustainable socio-economic development.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

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Quhuo Limited

E-mail: pr@meishisong.cn

SOURCE Quhuo Limited